UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Axovant Gene Therapies Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Damien R. Zoubek, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

+1 (212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Persons: Roivant Sciences Ltd. I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,244,047

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,244,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,244,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.1% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)  All share percentage calculations in this Amendment No. 5 to the Original Schedule 13D (as defined below) are based on 22,791,669 Common Shares, $0.00001 par value per share, of Axovant Gene Therapies Ltd. (the “Issuer”), issued and outstanding as of November 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 (“Amendment No. 5”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018, as amended by Amendment No. 1 filed with the SEC on December 20, 2018, Amendment No. 2 filed with the SEC on March 19, 2019, Amendment No. 3 filed with the SEC on July 16, 2019, and Amendment No. 4 (“Amendment No. 4”) filed with the SEC on September 6, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.00001 par value per share (the “Common Shares”), of Axovant Gene Therapies Ltd. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 5 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Right of First Refusal

As contemplated by the previously announced memorandum of understanding between Roivant and Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”), on October 31, 2019, Roivant, Sumitomo and certain of Roivant’s subsidiaries entered into a definitive agreement (the “Transaction Agreement”) related to the creation of a strategic alliance between the companies.  On December 27, 2019, in connection with the closing of the transactions contemplated by the Transaction Agreement (the “Transactions”), Roivant and Sumitomo entered into a Right of First Refusal and Notice Agreement (“Right of First Refusal and Notice Agreement”), pursuant to which Roivant granted Sumitomo a right of first refusal with respect to potential transfers of Common Shares of the Issuer held by Roivant (the “ROFR”). Among other things, the Right of First Refusal and Notice Agreement provided that Roivant must promptly deliver notice to Sumitomo if it desires to transfer Common Shares of Issuer and provide Sumitomo with an opportunity to make a matching offer for the subject shares in accordance with the terms and conditions set forth therein. The ROFR terminates on October 31, 2024.

Other than as described above, Roivant does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Roivant may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop or modify such plans or proposals, subject to the terms of the Right of Frist Refusal and Notice Agreement.  Notwithstanding the foregoing, Roivant does not intend to provide additional disclosures related to the matters related to the Right of First Refusal and Notice Agreement described herein unless and until disclosure is required under applicable U.S. securities laws.

The foregoing description of the Right of First Refusal and Notice Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Right of First Refusal and Notice Agreement, a copy of which is filed as Exhibit 7.07 to this Schedule 13D and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the Right of First Refusal and Notice Agreement set forth in Item 4 of this Amendment No. 5 is incorporated by reference in its entirety into this Item 6.

Item 7.                            Materials to be Filed as Exhibits

Exhibit No.	Description
7.07	Right of First Refusal and Notice Agreement, dated as of December 27, 2019, by and among Roivant Sciences Ltd. and Sumitomo Dainippon Pharma Co., Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo
	Name:	Marianne Romeo
	Title:	Authorized Signatory